Exhibit 99.1

LightInTheBox Reports Third Quarter 2015 Financial Results

Conference Call to be Held at 8:00AM ET on December 21, 2015

Beijing, China, December 21, 2015 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

•             GAAP net revenues were $70.2 million, exceeding the Company’s guidance of $67.0 million to $70.0 million. Non-GAAP1 net revenues were $80.2 million.

•             Non-GAAP net income was $3.3 million, compared with non-GAAP net loss of $4.8 million in the same quarter of 2014. GAAP net loss, which includes $2.0 million in share-based compensation expenses, was $8.6 million.

•             Non-GAAP gross margin was 45.3%, compared to non-GAAP gross margin of 36.9% in the same quarter of 2014. GAAP gross margin was 37.5%, compared to 37.0% during the same period last year.

•             Mobile revenue increased to 34.6% of total net revenues, compared with 26.5% in the same quarter of 2014, and 32.9% in the second quarter of 2015.

•             Revenue from logistics platform grew 25.6% sequentially.

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “We continued our focus on improving operational efficiency and strengthening our supply chain during the quarter. We made major progress in upgrading our supplier network, which we believe will lead to long term benefits. We continued to invest in and innovate our mobile offerings with the launch of a new mobile app that assists Chinese tourists shopping abroad. We are also very pleased to see our cross-border logistics platform getting good traction.”

Mr. Robin Lu, CFO of LightInTheBox commented, “We are happy to have exceeded the high end of our revenue guidance. We expect a better revenue trend and higher sequential growth from the third to the fourth quarter of 2015 compared with that of 2014. We remain very focused on saving cost and improving operational efficiency. As a result, we expect to see a better bottom- line financial performance on a GAAP basis in the fourth quarter of 2015.”

1 Non-GAAP measures are adjusted by excluding foreign exchange impact on net revenues, share-based compensation and one-time expense.  Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Third Quarter 2015 Financial Results

GAAP net revenues decreased 29.0% year-over-year to $70.2 million from $99.0 million in the same quarter of 2014. Excluding the $10.0 million unfavorable impact of year-over-year changes in foreign exchange rates, non-GAAP net revenues were $80.2 million during the third quarter of 2015. Total orders decreased 28.5% year-over-year to 1.8 million during the third quarter of 2015, while the total number of customers who made a purchase decreased 24.7% year-over-year to 1.5 million. Revenues from repeat customers increased to 45.6% of total net revenues, compared with 41.1% in the same quarter of 2014, while mobile revenue increased to 34.6% of total net revenues, compared with 26.5% for the corresponding period of 2014.

Revenues in the apparel category decreased 21.0% year-over-year to $29.2 million for the third quarter of 2015. As a percentage of total net revenues, apparel revenues were 41.6%, compared with 37.4% in the same quarter of 2014. Revenues from other general merchandise decreased by 33.8% year-over-year to $41.0 million during the third quarter of 2015.

Revenues from Europe decreased by 31.5% to $40.5 million, representing 57.6% of total net revenues during the third quarter of 2015. Revenues from North America decreased by 1.6% to $20.1 million, representing 28.6% of total net revenues during the quarter, while revenues from other countries decreased by 50.2% to $9.6 million, representing 13.8% of total net revenues this quarter.

Gross profit for the third quarter of 2015 was $26.4 million, down from $36.6 million in the same period of 2014. Gross margin was 37.5% in the third quarter of 2015, compared with 37.0% in the same quarter of 2014. Excluding the unfavorable changes in foreign exchange rates, non-GAAP gross margin during the third quarter of 2015 was 45.3%.

Total operating expenses in the third quarter of 2015 were $34.7 million, compared with $43.8 million in the same quarter of 2014.

•             Fulfillment expenses in the third quarter of 2015 were $4.9 million, compared with $5.9 million in the same quarter of 2014. Fulfillment expenses per order were $2.75, an increase from $2.38 in the same quarter of 2014 and $2.68 from the second quarter of 2015.

•             Selling and marketing expenses in the third quarter of 2015 were $19.5 million, compared with $25.6 million in the same quarter of 2014. Selling and marketing expenses per order increase to $10.90 from $10.24 in the same quarter 2014.

•             General and administrative (G&A) expenses in the third quarter of 2015 were $10.3 million, compared with $12.3 million in the same quarter of 2014. As a percentage of total net revenues, G&A expenses were 14.7%, compared with 12.4% in the same quarter of 2014. G&A expenses in the third quarter of 2015 included $3.6 million in technology investments, compared with $4.1 million in the same quarter of 2014.

Loss from operations was $8.4 million in the third quarter of 2015, compared with a loss from operations of $7.2 million in the same quarter of 2014.

Net loss was $8.6 million in the third quarter of 2015, compared with a net loss of $6.3 million in the same quarter of 2014.

Net loss per ADS was $0.18 in the third quarter of 2015, compared with net loss per ADS of $0.13 in the same quarter of 2014. Each ADS represents two ordinary shares.

Non-GAAP net income was $3.3 million in the third quarter of 2015, compared with non-GAAP net loss of $4.8 million in the same quarter of 2014.

Non-GAAP net income per ADS was $0.07 in the third quarter of 2015, compared with non-GAAP net loss per ADS of $0.10 in the same quarter of 2014.

For the quarter ended September 30, 2015, the Company’s weighted average number of ADSs used in computing the loss per ADS was 47,278,516.

As of September 30, 2015, the Company had cash and cash equivalents, term deposits and restricted cash of $36.0 million, compared with $56.8 million as of June 30, 2015.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program. On December 16, 2014, the Company extended its existing share repurchase program for an additional 12-month through December 15, 2015.  As of September 30, 2015, the Company had completed the $20.0 million share repurchase program.

Business Outlook

For the fourth quarter of 2015, based on estimated changes in foreign exchange rates, the Company expects net revenues to be between $81.0 million and $83.0 million. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Monday, December 21, 2015 to discuss its financial results and operating performance for the third quarter of 2015. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: +65-6713-5090

Passcode: 95679197

A telephone replay will be available two hours after the conclusion of the conference call through December 29, 2015. The dial-in details are:

US: +1-646-254-3697

Hong Kong: +852-3051-2780

International: +61-2-8199-0299

Passcode: 95679197

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net revenues, non-GAAP gross profit, non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) per basic and diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP net revenues are net revenues excluding foreign exchange impact on net revenues. Non-GAAP gross profit is gross profit excluding foreign exchange impact on net revenues. Non-GAAP income (loss) from operations is income (loss) from operations excluding foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) is net income (loss) excluding the foreign exchange impact on net revenues, share-based compensation and one-time expense. Non-GAAP net income (loss) per basic and diluted ADS is non-GAAP net income (loss) divided by weighted average number of basic and diluted ADS, respectively. The Company continuously monitors the impact of currency exchange rates on net revenues given that it is a global company and has exposure to a variety of currencies. Starting in the fourth quarter of 2014, there was a significant impact on net revenues from changes in foreign currency exchange rates against the U.S. dollar. Due to the nature of its business, the Company believes that excluding the impact of such fluctuations more appropriately reflects the Company’s results of operations, and provides investors with a better understanding of the Company’s business performance. The Company believes that separate analysis and exclusion of foreign exchange impact on net revenues and the non-cash impact of share-based compensation adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of foreign exchange impact on net revenues, non-cash share-based compensation expenses and one-time expense, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of September 30,
	2014	2015
ASSETS
Current Assets
Cash and cash equivalents	75,358	34,676
Term deposit	5,802	—
Restricted cash	2,267	1,277
Accounts receivable	695	456
Inventories, net	9,845	11,135
Prepaid expenses and other current assets	5,189	4,769
Total current assets	99,156	52,313
Property and equipment, net	3,664	2,624
Acquired intangible assets, net	249	236
Goodwill	690	690
Long-term rental deposit	708	763
Long-term investment	—	1,994
TOTAL ASSETS	104,467	58,620

LIABILTIES
Current Liabilities
Accounts payable	25,236	25,838
Advance from customers	10,979	11,050

Accrued expenses and other current liabilities	25,069	20,855
Total current liabilities	61,284	57,743
TOTAL LIABILITIES	61,284	57,743

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	(10,957)	(19,996)
Additional paid-in capital	155,872	158,603
Accumulated deficit	(101,608)	(137,486)
Accumulated other comprehensive loss	(131)	(251)
TOTAL EQUITY	43,183	877
TOTAL LIABILITIES AND EQUITY	104,467	58,620

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30,	September 30,
	2014	2015
Net revenues	98,958	70,222
Cost of goods sold	(62,309)	(43,867)
Gross profit	36,649	26,355
Operating expenses
Fulfillment	(5,937)	(4,912)
Selling and marketing	(25,590)	(19,487)
General and administrative	(12,285)	(10,323)
Total operating expenses	(43,812)	(34,722)
Loss from operations	(7,163)	(8,367)
Exchange gain (loss) on offshore bank accounts	329	(418)
Interest income	594	159
Loss before income taxes	(6,240)	(8,626)
Income taxes expenses	(15)	(20)
Net loss	(6,255)	(8,646)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	99,136,138	94,557,032
—Diluted	99,136,138	94,557,032

Net loss per ordinary share
—Basic	(0.06)	(0.09)
—Diluted	(0.06)	(0.09)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.13)	(0.18)
—Diluted	(0.13)	(0.18)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30,	September 30,
	2014	2015
Net revenues	98,958	70,222
Foreign exchange impact on net revenues*	(252)	9,949
Non-GAAP net revenues	98,706	80,171

Gross profit	36,649	26,355
Foreign exchange impact on net revenues*	(252)	9,949
Non-GAAP gross profit	36,397	36,304

Loss from operations	(7,163)	(8,367)
Foreign exchange impact on net revenues*	(252)	9,949
Share-based compensation expenses	644	1,953
Charge for the settlement of a class action lawsuit	1,041	—
Non-GAAP (loss) income from operations	(5,730)	3,535

Net loss	(6,255)	(8,646)
Foreign exchange impact on net revenues*	(252)	9,949
Share-based compensation expenses	644	1,953
Charge for the settlement of a class action lawsuit	1,041	—
Non-GAAP net (loss) income	(4,822)	3,256

Non-GAAP weighted average numbers of shares used in calculating net (loss) income per ordinary share
—Basic	99,136,138	94,557,032
—Diluted	99,136,138	94,986,130

Non-GAAP net (loss) income per ordinary share
—Basic	(0.05)	0.03
—Diluted	(0.05)	0.03

Non-GAAP net (loss) income per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.10)	0.07
—Diluted	(0.10)	0.07

* The foreign exchange impact on net revenue includes all net revenues received in currencies other than USD in the calculation and the exchange rate in the calculation of the foreign exchange impact on the net revenue is using the comparable period exchange rate. For example, the foreign exchange impact on the net revenue of September 2015 will be calculated by the average of the daily exchange rates in September 2014 times the respective original foreign currency net revenues in September 2015.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	September 30,	September 30,
	2014	2015
Net loss	(6,255)	(8,646)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	492	546
Share-based compensation	644	1,953
Inventory write-down	228	607
Exchange (gain) loss on offshore bank accounts	(329)	418
Changes in operating assets and liabilities
Accounts receivable	(246)	174
Inventories	(1,300)	(1,399)
Prepaid expenses and other current assets	1,376	232
Accounts payable	(461)	(7,347)
Advance from customers	(1,133)	(2,679)
Accrued expense and other current liabilities	3,026	(1,687)
Long-term rental deposit	(22)	45
Net cash used in operating activities	(3,980)	(17,783)
Cash flows from investing activities
Purchase of property and equipment	(396)	(160)
Maturity of term deposit	35,365	14,085
(Deposit)withdrawal in restricted cash	(1,090)	284
Net cash provided by used in investing activities	33,879	14,209
Cash flows from financing activities
Proceeds from exercise of share options	36	16
Repurchase of ordinary shares	(3,013)	(2,291)
Net cash used in financing activities	(2,977)	(2,275)

Effect of exchange rate changes on cash and cash equivalents	151	(197)
Cash and cash equivalents at beginning of period	18,607	40,722
Cash and cash equivalents at end of period	45,680	34,676